UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(Amendment No. 2)

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BAXTER INTERNATIONAL INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $1.00 Par Value

(Title of Class of Securities)

071813109

(CUSIP Number of Class of Securities)

David P. Scharf

Corporate Vice President and General Counsel

Baxter International Inc.

One Baxter Parkway

Deerfield, Illinois 60015

(224) 948-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

David J. Goldschmidt, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

CALCULATION OF FILING FEE

Additional Transaction Valuation(1)	Additional Amount of Filing Fee(2)
$21,918,583	$2,207.20

(1)	This valuation assumes the exchange of up to an additional 560,527 shares of common stock, par value $0.01 per share, of Baxalta Incorporated for shares of common stock, par value $1.00 per share, of Baxter International Inc. Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(a)(4) under the Securities Exchange Act of 1934, based on the product of (i) $44.23, the average of the high and low sale prices of Baxter International Inc. common stock on the New York Stock Exchange on April 29, 2016 and (ii) 495,559, the maximum number of additional shares of Baxter International Inc. common stock to be exchanged in the exchange offer with respect to such Baxalta shares (based on the indicative exchange ratio of 1.1311 in effect following the close of trading on the New York Stock Exchange on April 20, 2016).
(2)	Computed in accordance with Rule 0-11(a)(4) under the Securities Exchange Act of 1934.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,207.20	Filing Party: Baxalta Incorporated
Form or Registration No.: Registration Statement on Form S-4 (No. 333-210320)	Date Filed: May 4, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Baxter International Inc. (“Baxter”), a Delaware corporation. This Schedule TO relates to the offer by Baxter to exchange up to 13,360,527 shares of common stock, par value $0.01 per share (“Baxalta common stock”), of Baxalta Incorporated (“Baxalta”), a Delaware corporation, for shares of common stock, par value $1.00 per share (“Baxter common stock”), of Baxter, upon the terms and subject to the conditions set forth in the Prospectus, dated May 4, 2016 (the “Prospectus”) and the related Letter of Transmittal and instructions thereto (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”). In connection with the Exchange Offer, Baxalta has filed under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4, as amended (Registration No. 333-210320) (the “Registration Statement”), to register the shares of Baxalta common stock offered in exchange for shares of Baxter common stock validly tendered and not validly withdrawn in the Exchange Offer. The information set forth in the Prospectus and the Letter of Transmittal is incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

Item 1.	Summary Term Sheet.

Summary Term Sheet. The information set forth in the sections of the Prospectus entitled “Questions and Answers About the Exchange Offer” and “Summary” are incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the issuer is Baxter International Inc. The principal executive offices of Baxter are located at One Baxter Parkway, Deerfield, Illinois 60015. Its telephone number at such office is (224) 948-2000. Reference is made to the information set forth under the heading “Summary—The Companies—Baxter International Inc.” in the Prospectus, which is incorporated herein by reference.

(b) Securities. Shares of Baxter common stock are the subject securities in the Exchange Offer. Reference is made to the information relating to Baxter common stock set forth under the heading “Summary—Market Price and Dividend Information—Baxter” in the Prospectus, which is incorporated herein by reference.

(c) Trading Market and Price. Baxter common stock is listed on the NYSE under the symbol “BAX.” Reference is made to the information relating to Baxter common stock set forth under the heading “Summary—Market Price and Dividend Information—Baxter” in the Prospectus, which is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. The filing person is the subject company. Reference is made to the information set forth under the headings “Summary—The Companies—Baxter International Inc.” and “Security Ownership by Directors, Executive Officers and 5% Beneficial Owners of Baxter and Baxalta—Baxter’s Common Stock Ownership by Directors, Executive Officers and 5% Beneficial Owners” in the Prospectus, which is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms. Reference is made to the information set forth under the headings “Questions and Answers about the Exchange Offer”, “The Transactions”, “The Exchange Offer”, “Potential Additional Distribution of Baxalta Common Stock”, “U.S. Federal Income Tax Consequences” and “Comparison of Stockholder Rights” in the Prospectus, which is incorporated herein by reference.

(b) Purchases. The Exchange Offer is open to all holders of shares of Baxter common stock who validly tender and do not validly withdraw their shares in a jurisdiction where the Exchange Offer is permitted. Therefore, any officer, director or affiliate of Baxter who is a holder of shares of Baxter common stock may participate in the Exchange Offer on the same terms and conditions as all other Baxter stockholders, subject to compliance with Baxter’s Securities Trading Policy. Reference is made to the information set forth under the headings “Questions and Answers about the Exchange Offer” and “The Exchange Offer—Terms of the Exchange Offer” in the Prospectus, which is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. Reference is made to the information set forth under the headings “Director Compensation”, “Executive Compensation”, “Security Ownership by Directors and Executive Officers” and “Security Ownership by Certain Beneficial Owners” in Baxter’s Definitive Proxy Statement relating to its Annual Meeting of Stockholders, filed on March 24, 2016, and under the headings “Executive Compensation”, “Security Ownership by Directors, Executive Officers and 5% Beneficial Owners of Baxter and Baxalta” and “Agreements Between Baxter and Baxalta and Other Related Party Transactions” in the Prospectus, which is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. Reference is made to the information under the heading “The Transactions—The Exchange Offer—Reasons for the Exchange Offer” in the Prospectus, which is incorporated herein by reference.

(b) Use of Securities Acquired. The shares of Baxter common stock acquired by Baxter in the Exchange Offer will be held as treasury stock, unless and until retired or used for other purposes.

(c) Plans. Reference is made to the information under the headings “Directors Continuing in Office” and “Board of Directors” in Baxter’s Definitive Proxy Statement relating to its Annual Meeting of Stockholders, filed on March 24, 2016, and under the heading “Management—Board of Directors” in the Prospectus, which is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. Reference is made to the information set forth under the headings “Summary—The Exchange Offer”, “The Exchange Offer” and “The Transactions” in the Prospectus, which is incorporated herein by reference.

(b) Conditions. Not applicable.

(d) Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. Reference is made to the information set forth under the heading “Security Ownership by Directors, Executive Officers and 5% Beneficial Owners of Baxter and Baxalta—Baxter’s Common Stock Ownership by Directors, Executive Officers and 5% Beneficial Owners” in the Prospectus, which is incorporated herein by reference.

(b) Securities Transactions. Based on the information available to Baxter as of May 3, 2016, the following table sets forth the transactions in Baxter common stock by Baxter and directors and executive officers of Baxter in the past 60 days:

Name	Transaction Date	Number and Type of Securities	Price Per Share	Type of Transaction
Brik V. Eyre	3/04/2016	395 shares of Common Stock	$39.46	Shares forfeited to cover the payment of taxes incurred as a result of vesting of restricted stock granted on March 4, 2014
Robert Felicelli	3/04/2016	111 shares of Common Stock	$39.46	Shares forfeited to cover the payment of taxes incurred as a result of vesting of restricted stock granted on March 4, 2014
Timothy P. Lawrence	3/04/2016	195 shares of Common Stock	$39.46	Shares forfeited to cover the payment of taxes incurred as a result of vesting of restricted stock granted on March 4, 2014
Jill M. Schaaf	3/04/2016	215 shares of Common Stock	$39.46	Shares forfeited to cover the payment of taxes incurred as a result of vesting of restricted stock granted on March 4, 2014

Name	Transaction Date	Number and Type of Securities	Price Per Share	Type of Transaction
Marcus Schabacker	3/04/2016	283 shares of Common Stock	$39.46	Shares forfeited to cover the payment of taxes incurred as a result of vesting of restricted stock granted on March 4, 2014
Paul Vibert	3/04/2016	254 shares of Common Stock	$39.46	Shares forfeited to cover the payment of taxes incurred as a result of vesting of restricted stock granted on March 4, 2014
Brik V. Eyre	3/07/2016	208 shares of Common Stock	$39.82	Shares forfeited to cover the payment of taxes incurred as a result of vesting of restricted stock granted on March 5, 2013
Robert Felicelli	3/07/2016	118 shares of Common Stock	$39.82	Shares forfeited to cover the payment of taxes incurred as a result of vesting of restricted stock granted on March 5, 2013
Timothy P. Lawrence	3/07/2016	208 shares of Common Stock	$39.82	Shares forfeited to cover the payment of taxes incurred as a result of vesting of restricted stock granted on March 5, 2013
Jill M. Schaaf	3/07/2016	217 shares of Common Stock	$39.82	Shares forfeited to cover the payment of taxes incurred as a result of vesting of restricted stock granted on March 5, 2013
Marcus Schabacker	3/07/2016	286 shares of Common Stock	$39.82	Shares forfeited to cover the payment of taxes incurred as a result of vesting of restricted stock granted on March 5, 2013
John D. Forsyth	3/14/2016	1,886 shares of Common Stock	$20.96	Exercise or conversion of derivative security pursuant to a Rule 10b5-1 trading plan
John D. Forsyth	3/14/2016	1,886 shares of Common Stock	$40.30	Open market or private sale of non-derivative or derivative security
James R. Gavin III	3/14/2016	5,660 shares of Common Stock	$20.96	Exercise or conversion of derivative security pursuant to a Rule 10b5-1 trading plan
James R. Gavin III	3/14/2016	5,660 shares of Common Stock	$40.34	Open market or private sale of non-derivative or derivative security
Albert P.L. Stroucken	3/14/2016	5,660 shares of Common Stock	$20.96	Exercise or conversion of derivative security pursuant to a Rule 10b5-1 trading plan
Albert P.L. Stroucken	3/14/2016	5,660 shares of Common Stock	$40.33	Open market or private sale of non-derivative or derivative security
John D. Forsyth	4/04/2016	1,887 shares of Common Stock	$20.96	Exercise or conversion of derivative security pursuant to a Rule 10b5-1 trading plan
John D. Forsyth	4/04/2016	1,887 shares of Common Stock	$41.75	Open market or private sale of non-derivative or derivative security

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or recommendations. Reference is made to the information set forth under the heading “The Exchange Offer—Fees and Expenses” in the Prospectus, which is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Financial Information. Reference is made to the information set forth under the headings “Summary—Selected Historical Financial Data For Baxter and Baxalta—Baxter Selected Historical Financial Data” and “Incorporation by Reference” in the Prospectus, which is incorporated herein by reference. The financial information included as Item 8 and Exhibit 12 in Baxter’s Annual Report on Form 10-K for the annual period ending December 31, 2015 is incorporated herein by reference.

(b) Pro Forma Information. Pro forma financial information for Baxter has not been provided because Baxter has determined that such information would not be material.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) None.

(2) Reference is made to the information set forth under the headings “The Transactions” and “The Exchange Offer—Legal and Other Limitations; Certain Matters Relating to Non-U.S. Jurisdictions” in the Prospectus, which is incorporated herein by reference.

(3) None.

(4) Not applicable.

(5) None.

(c) Other Material Information. None.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)(i)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to Amendment No. 3 of Baxalta Incorporated’s Registration Statement on Form S-4 (Registration No. 333-210320), filed with the Securities and Exchange Commission on May 4, 2016 (“Amendment No. 3”)).

(a)(1)(ii)	Instructions for Letter of Transmittal (incorporated by reference to Exhibit 99.2 to Amendment No. 3).

(a)(1)(iii)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.3 to Amendment No. 3).

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to Amendment No. 3).

(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to reference to Exhibit 99.5 to Amendment No. 3).

(a)(1)(vi)	Form of Notice of Withdrawal (incorporated by reference to Exhibit 99.6 to Amendment No. 3).

(a)(4)(i)	Press Release by Baxter International Inc. and Baxalta Incorporated, dated April 21, 2016 (incorporated by reference to Baxter International Inc.’s filing on Form 425 with the SEC on Apri1 21, 2016).

(a)(4)(ii)	Prospectus, dated May 4, 2016 (incorporated by reference to Amendment No. 3).

(a)(4)(iii)	Press Release by Baxter International Inc. and Baxalta Incorporated, dated May 4, 2016 (incorporated by reference to Baxter International Inc.’s filing on Form 425 with the SEC on May 4, 2016).

Item 13.	Information required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2016

BAXTER INTERNATIONAL INC.

By:	/s/ David P. Scharf
Name:	David P. Scharf
Title:	Corporate Vice President and General Counsel

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to Amendment No. 3 of Baxalta Incorporated’s Registration Statement on Form S-4 (Registration No. 333-210320), filed with the Securities and Exchange Commission on May 4, 2016 (“Amendment No. 3”)).

(a)(1)(ii)	Instructions for Letter of Transmittal (incorporated by reference to Exhibit 99.2 to Amendment No. 3).

(a)(1)(iii)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.3 to Amendment No. 3).

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to Amendment No. 3).

(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to reference to Exhibit 99.5 to Amendment No. 3).

(a)(1)(vi)	Form of Notice of Withdrawal (incorporated by reference to Exhibit 99.6 to Amendment No. 3).

(a)(4)(i)	Press Release by Baxter International Inc. and Baxalta Incorporated, dated April 21, 2016 (incorporated by reference to Baxter International Inc.’s filing on Form 425 with the SEC on April 21, 2016).

(a)(4)(ii)	Prospectus, dated May 4, 2016 (incorporated by reference to Amendment No. 3).

(a)(4)(iii)	Press Release by Baxter International Inc. and Baxalta Incorporated, dated May 4, 2016 (incorporated by reference to Baxter International Inc.’s filing on Form 425 with the SEC on May 4, 2016).